FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 001-33433

CHINA SUNERGY CO., LTD.

No. 123 Focheng West Road

Jiangning Economic & Technical Development Zone

Nanjing, Jiangsu 211100, People’s Republic of China

(86 25) 5276 6688

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CHINA SUNERGY CO., LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Sunergy Co., Ltd.

By:	/s/ Ruennsheng Allen Wang
Name:	Ruennsheng Allen Wang
Title:	Chief Executive Officer

Date: October 24, 2008

Exhibit 99.1

China Sunergy Signs Silicon Ingot Supply Agreement with Hitachi High-Technologies

NANJING, China, October 23, 2008. China Sunergy Co., Ltd. (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today that it has entered into a multi-year agreement for a supply of high quality 8 inch single crystal silicon ingot with the Japanese Hitachi High-Technologies Corporation and its affiliate (“HHT”). Under the agreement, HHT will supply a total volume of 1,472 tons of silicon ingot from September 2008 through the end of 2011, which will support the production of approximately 210MW of solar cells during the contractual term.

Shipment of silicon ingots began in September 2008 and will continue through the end of 2011.While the pricing has been fixed for the 2008 shipments, China Sunergy and HHT will negotiate the ongoing price of silicon ingot every three months beginning in 2009, within a predetermined pricing range.

“This long-term partnership with a respected supplier such as HHT allows us to reduce our reliance on obtaining silicon material supplies from the volatile spot market,” commented Mr. Allen Wang, Chief Executive Officer of China Sunergy. “In addition to the high quality silicon ingot improving our yields and output, I believe there are cost savings to be recognized from this deal which will contribute to the long term goal of strengthening our gross margin. We will continue to seek additional agreements with partners like HHT, as they will benefit China Sunergy by providing a reliable source of silicon through a flexible, favorable cost structure.”

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy”) is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

For further information, please contact:

Financial Dynamics

Peter Schmidt:

Phone: +86-10-8591-1953

Email: peter.schmidt@fd.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.